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o EXHIBIT 99.1

                        ADDITION OF AN AFFILIATED COMPANY
                        ---------------------------------


1.   Company to be affiliated of
     - Company Name          : Vectus Limited
     - Total Assets (KRW)    : 6,226 Million
     - Paid-in Capital (KRW) : 6,226 Million
     - Major business        : - Developing traffic system
                               - Consulting

2.   Name of company group: POSCO
     (Posteel: 76.93%, POSDATA: 7.69%, POSMEC: 7.69%, POSCON: 7.69%)

3.   Total number of affiliated companies:
     - Before additional affiliation : 47
     - After additional affiliation  : 48


- Total Assets and Pain-in Capital converted into KRW at the rate of 1,915.83 KRW/(pound).